UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Inogen, Inc.

(Name of Issuer)

Common Stock

(Title of class of securities)

45780L104

(CUSIP number)

April 30, 2015

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45780L104	SCHEDULE 13G	Page 2 of 4 Pages

1.	Name of Reporting Person: Novo A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 3,549,320
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 3,549,320
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,549,320
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 18.4% (1)
12.	Type of Reporting Person: CO

(1)	Based upon 19,282,247 shares of the Issuer’s Common Stock outstanding as of April 15, 2015, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on April 27, 2015.

CUSIP No. 45780L104	SCHEDULE 13G	Page 3 of 4 Pages

This Amendment No. 1 amends the Schedule 13G originally filed with the Securities and Exchange Commission on February 2, 2015 to reflect that effective as of April 30, 2015, Dr. Heath Lukatch, a member of the board of directors of the Issuer, is no longer employed by Novo Ventures (US) Inc. or by Novo A/S or any of its affiliates. As a result, Novo A/S does not have a director representative on the Issuer’s board of directors.

CUSIP No. 45780L104	SCHEDULE 13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2015	Novo A/S

/s/ Thorkil Kastberg Christensen
By: Thorkil Kastberg Christensen
Its: Chief Financial Officer